June 13, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Ms. Mara Ransom, Assistant Director

 Re:

PurpleReal.com, Corp.

Third Amendment to Registration Statement on Form S-1

File No. 333-194307

Filed June 13, 2014

Below are Purplereal.com Corp’s. (“the Company’s”) responses to the SEC’s Comment Letter dated June 9, 2014.  On behalf of the Company, on June 13, 2014, I transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form S-1.

General

1.

We amended our disclosure accordingly.

Prospectus Cover Page

2.

We amended our disclosure accordingly.

Plan of Operation, page I-24.

3.

We amended our disclosure accordingly.

4.

We amended our disclosure accordingly.

Please, do not hesitate to contact me at (727) 415-4121 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

President